UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2005.

Or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to __________

Commission File Number 333-85094

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION, LOCAL 69, DIVISION II, SEIU, AFL-CIO

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION,
LOCAL 69, DIVISION II, SEIU, AFL-CIO

TABLE OF CONTENTS

Pages
Financial Statements:

Plan Assets and Liabilities As of December 31, 2005 and 2004	3

Income, Expenses and Transfers for the Year Ended December 31, 2005	4

Specific Assets Held As of December 31, 2005	5

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION,
LOCAL 69, DIVISION II, SEIU, AFL-CIO
SMALL PLAN FINANCIAL INFORMATION

	December 31, 2004	December 31, 2005

Plan Assets and Liabilities:

Total Plan Assets	$3,947,408	$3,495,635

Total Plan Liabilities	4,900	7,874

Net Plan Assets	$3,942,508	$3,487,761

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION,
LOCAL 69, DIVISION II, SEIU, AFL-CIO
SMALL PLAN FINANCIAL INFORMATION

Year Ended December 31, 2005

Income, Expenses and Transfers:
Contributions:
Employer	$38,663
Participants	140,055

Other Income	375,188

Total income	553,906

Benefits paid	1,008,653
Other expenses	--

Total deductions	1,008,653

Net income (loss)	$(454,747)
Transfers to (from) the plan	$--

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION,
LOCAL 69, DIVISION II, SEIU, AFL-CIO
SMALL PLAN FINANCIAL INFORMATION

December 31, 2005
Specific Assets:
Employer Securities	$1,164,408
Participant Loans	$220,711

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION, LOCAL 69, DIVISION II, SEIU, AFL-CIO (name of plan)

/s/ Anne M. Grier
Anne M. Grier Chair, Dominion Resources Services, Inc., Administrative Benefits Committee

Date: June 22, 2006